Exhibit 99.2
THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF LINKTONE LTD.
FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 7, 2006
     The undersigned shareholder of Linktone Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of extraordinary general meeting of shareholders and proxy statement, each dated July 7, 2006, and hereby appoints Michael Guangxin Li and Colin Sung or any one of them, as proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held on August 7, 2006 at 10:00 a.m., Shanghai time, at the Company’s principal executive offices at 5/F, Eastern Tower, No. 689 Beijing Dong Road, Shanghai, 200001, the People’s Republic of China, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matter set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.
This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposal:

PROPOSAL NO. 1:	Authorize the Company’s board of directors, in its discretion, to cause the Company to repurchase ordinary shares or American Depositary Shares representing ordinary shares of the Company from time to time and at any time through open-market transactions in the aggregate amount of up to $20,000,000, at such prices and on such terms as determined by the board of directors, out of funds legally available therefore and subject to applicable law.
☐     FOR                    ☐     AGAINST                    ☐     ABSTAIN
[The signature page follows.]

DATED: , 2006

SHAREHOLDER NAME:

Signature

Signature
This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope. Persons signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both should sign.
Please date, sign and mail this
proxy card back as soon as possible!

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